Exhibit 99.8

Nigeria: Construction of two new gas liquefaction trains

Paris, March 27 2002 – TotalFinaElf announces that the Shareholders of Nigeria LNG Limited, have signed the Final Investment Decision to construct the 4th and 5th trains at the Bonny Island LNG plant.

TotalFinaElf holds a 15% interest in the Nigerian LNG Joint Venture company, in partnership with the Nigerian National Petroleum Corporation (49%), Shell (25.6%) and Agip (10.4%).

Trains 4 and 5, which are due on stream in 2005 and 2006 respectively, will each have a capacity of 4 million tonnes per year of LNG and up to 0.5 million tonnes per year of liquefied petroleum gas (LPG), bringing the overall annual production capacity of Nigeria LNG Limited to 17 million tonnes of LNG, 1 million tonnes of condensate and 2.3 million tonnes of LPG.

Currently two trains are in operation at the Bonny Island LNG plant, with a third due on stream in November this year. When trains 4 and 5 come on stream, TotalFinaElf will supply around 3 billion cubic metres of gas per year to the plant.

The latest expansion at the Bonny Island LNG plant will have a significant impact in the drive to eliminate gas flaring in Niger Delta region of Nigeria.

TotalFinaElf is an established actor in the LNG market, holding interests in five LNG plants around the world, with global sales of close to 6 million tonnes per year in 2001. In Nigeria, TotalFinaElf has an operated production capacity of close to 200,000 barrels of oil equivalent per day and has interests in more than 50 permits, of which nine are operated by the Group.

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